Exhibit 12.1



                          VALERO L.P. AND SUBSIDIARIES
         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (in thousands, except ratio)



                                                 Six
                                                Months
                                                Ended
                                               June 30,                          Years Ended December 31,
                                                                                 ------------------------
                                                 2003           2002         2001            2000          1999         1998
                                                 ----           ----         ----            ----          ----         ----

Earnings:
Income from continuing operations
 before provision for income taxes and
 income from equity investees                $ 29,183        $ 52,350      $ 42,694       $ 35,968     $ 65,445      $ 54,910

Add:
  Fixed charges                                 7,394           5,492         4,203          5,266          997         1,001
  Amortization of capitalized
   interest                                        26              48            39             34           32            28
  Distributions from Skelly-Belvieu
   Pipeline Company                             1,627           3,590         2,874          4,658        4,238         3,692
Less: Interest capitalized                        (73)           (255)         (298)             -         (115)         (121)
                                               ------          ------        ------         ------        -----        ------
   Total earnings                            $ 38,157        $ 61,225      $ 49,512       $ 45,926     $ 70,597      $ 59,510
                                               ======          ======        ======         ======       ======        ======


Fixed charges:
  Interest expense (1)                       $  6,919        $  4,968      $  3,721       $  5,181     $    777      $    796
  Amortization of debt issuance costs             276             160            90              -            -             -
  Interest capitalized                             73             255           298              -          115           121
  Rental expense interest factor (2)              126             109            94             85          105            84
                                               ------          ------       -------         ------       ------        ------
   Total fixed charges                       $  7,394        $  5,492      $  4,203       $  5,266     $    997      $  1,001
                                               ======          ======       =======         ======       ======        ======

Ratio of earnings to fixed charges               5.2x           11.1x         11.8x           8.7x        70.8x         59.5x
                                               ======          ======        ======         ======       ======        ======


(1) The interest expense, net reported in the Partnership's consolidated statements of income for the six months ended June 30, 2003 and the year ended December 31, 2002 includes interest income of $82,000 and $248,000, respectively.

(2) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.